OMB APPROVAL
OMB Number:         3235-0058
Expires:          April 30, 2009
Estimated average burden
hours per response. . . . . 2.50
SEC FILE NUMBER
000-33339
CUSIP NUMBER
316838109
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: 12/31/2007
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

FIIC Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

PO Box 369
Address of Principal Executive Officer (Street and Number)

Powell, Ohio 43065
City, State and Zip Code

PART 2 — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its Annual Report on Form 10-KSB for the period ended December 31, 2007 within the prescribed time period due to delays resulting from delays with its filing and subsequent material events. As previously reported in the Registrant's Current Report on Form 10-QSB filed September 30, 2007 and in the Registrant's Annual Report on Form 10-KSB filed May 15, 2007. As a result of these changes, the preparation and audit of the Registrant's financial statements and the preparation and filing of its Annual Report for the year ended December 31, 2007 were substantially delayed, and the Registrant has subsequently faced unavoidable delays in the timely preparation of the information required by its 10-KSB for the year end of 2007. These delays could not be eliminated without unreasonable effort or expense. The Re gistrant will file its Current Report on Form 10-KSB as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV — OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification.

James W. France, President and Chief Executive Officer (Name)	614 (Area Code)	326-5469 (Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).             Yes ☒     No ☐
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☒     No ☐

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  As previously reported in the Registrant's Current Report on Form 10-Q-K filed September30, 2007 and in the Registrant's Annual Report on Form 10-KSB filed May 15, 2006, the Registrant had entered into a Standby $2,000,000 Guaranty to assist the Registrant's business plans, during the fiscal year ended December 31, 2007, the Registrant's sole business function is locating a private funding source with whom it would effect its business licensing plans. On July 19, 2005, the Registrant, the Registrant's wholly-owned subsidiary Nicklebys Acquisition Corp. ("Merger Sub") and certain existing stockholders of the Registrant entered into an Agreement and Plan of Merger (the "Merger Agreement") with FIIC, Inc., pursuant to which the Merger Sub would merge with and into FIIC, Inc., with FIIC, Inc. being the surviving corporation (the "Merger"). Upon closing of the Merger on February 28, 2006, FIIC, Inc. became a wholly-owned subsidiary of the Registrant, the Registrant changed its name to FIIC Holdings, Inc. and reincorporated in the State of Delaware, and FIIC, Inc.'s insurance operations became the Registrant's primary business. As a result of the merger and the Registrant's resulting recapitalization and change in operational focus, the Registrant's historical financial results for comparison purposes shall be those of FIIC, Inc., and the Registrant's financial results for the Annual period ended December 31, 2007, will significantly differ from its financial results for the Annual ended December 31, 2006 as previously reported.

FIIC Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/31/08	By	James W. France

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).